[redacted]

SECUR 15027457 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/14 (MM/DD/YY) AND ENDING 08/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conover Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 108th Ave NE, Suite 725
(No. and Street)

Bellevue (City) WA (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Tribbel 425-777-4676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Conover Securities Corporation
Report Pursuant to Rule 17a-5 (d)
FinancialStatements
For the Year Ended August 31, 2015

OATH OR AFFIRMATION

I, Jon Tribbel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conover Securities Corporation, as of August 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Washington
County of King
Subscribed and sworn to (or affirmed) before me on this 29th day of September, 2015 by Jon Tribbel proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

ROZEN KING
COMMISSION EXPIRES
NOTARY
PUBLIC
10-25-18
STATE OF WASHINGTON

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Conover Securities Corporation

We have audited the accompanying statement of financial condition of Conover Securities Corporation as of August 31, 2015, and the related statements of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Conover Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Conover Securities Corporation's financial statements. The supplemental information is the responsibility of Conover Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
October 28, 2015

Conover Securities Corporation
Statement of Financial Condition
August 31, 2015

Assets

Cash		100
Deposit with clearing organization (Note 2)		15,002
Commissions receivable		10,186
Accounts receivable		1,624
Note receivable from related party		39,718
Property and equipment, net (Note 4)		1,038
Total assets	$	67,668

Liabilities and Stockholder's Equity

Liabilities		
Account payable and accrued expenes		12,455
Total liabilities		12,455
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 50,000 shares authorized, 23,500 shares issued and outstanding,		194,500
Accumulated deficit		(139,287)
Total stockholder's equity		55,213
Total liabilities and stockholder's equity	$	67,668

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Operations
For the Year Ended August 31, 2015

Revenues	
Commissions	$ 630,195
Interest income	1,405
Total revenues	631,600
Expenses	
Employee compensation & benefits	406,122
Commissions and floor brokerage expense	75,370
Communication and data processings	21,093
Occupancy and equipment rental	42,049
Other operating expenses	88,433
Total expenses	633,067
Net income (loss)	$ (1,467)

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended August 31, 2015

	Common Stock	Accumulated Deficit	Total
Balance at August 31, 2014	$ 194,500	$ (137,820)	$ 56,680
Net income (loss)	-	(1,467)	(1,467)
Balance at August 31, 2015	$ 194,500	$ (139,287)	$ 55,213

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Cash Flows
For the Year Ended August 31, 2015

Cash flow from operating activities:		
Net income (loss)		$ (1,467)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,072	
(Increase) decrease in :		
Deposit with clearing organization	(2)	
Commissions receivable	(2,272)	
Accounts receivable	737	
(Decrease) increase in :		
Account payable and accrued expenes	(5,739)	
Total adjustments		(6,204)
Net cash provided by (used in) operating activities		(7,671)
Cash flow from investing activities:		
Purchases of property and equipment	(501)	
Net cash provided by (used in) investing activities		(501)
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(8,172)
Cash at August 31, 2014		8,272
Cash at August 31, 2015		$ 100

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Notes to Financial Statements
August 31, 2015

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Conover Securities Corporation (the "Company") was incorporated in the State of Washington on November 1, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services. The company is authorized to be (1) a mutual fund retailer, (2) a municipal securities broker, (3) a broker or dealer selling variable life insurance or annuities, (4) and a non-exchange member arranging for transactions in listed securities by exchange member.

The Company is a wholly-owned subsidiary of Abacus Group, LLC (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Mutual fund and annuity income are recognized when earned.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 9).

NOTE 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at August 31, 2015 was $15,002.

NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Valuation Allowance	Total
Federal	$ -	$ 1,091	$ (1,091)	$ -
State	-	-	-	-
Total income taxes expense (benefit)	$ -	$ 1,091	$ (1,091)	$ -

NOTE 3: INCOME TAXES (Continued)

The Company has available at June 30, 2015, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $1,091. The net operating loss begins to expire in the year 2034.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer Equipment	$	8,488	5-7
Furniture		9,410	7
		17,898	
Less: accumulated depreciation		(16,860)	
Property and equipment, net (Note 4), net	$	1,038	

Depreciation expense for the year ended August 31, 2015 was $1,072.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Abacus Group, LLC (the "Parent") whereby the Company pays the Parent for use of its facilities. Under this agreement, the Company paid the Parent $42,049 for rent and utilities. Under this agreement, the Company paid the Parent $12,601 for miscellaneous overhead expenses.

On September 1, 2009, the Company entered into a contract for the purchase of substantially all of the assets of an investment brokerage firm. The total purchase price of the transaction was $360,000; $101,012 of which the Company paid initially in September 2009. The contract was then restructured to reassign the purchase to the Parent of the Company. A note was issued to the Company by the Parent at a 3.25% annual interest for the funds expended. During the year ended August 31, 2015 the Company received $1,529 in interest income and was still owed $39,718.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of August 31, 2015, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at August 31, 2015 or during the year then ended.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending August 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2015, the Company had net capital of $12,833 which was $7,833 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($12,455) to net capital was 0.97 to 1.

NOTE 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $5,585 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 7,248
Adjustments		
Accumulated deficit	5,585	
		5,585
Net capital per audited statements		$ 12,833

CONOVER SECURITIES CORPORATION

Schedule I - Computation of Net Capital Requirements

Pursuant to Rule 15c3-1

As of August 31, 2015

Computation of net capital		
Common stock	$ 194,500	
Accumulated deficit	(139,287)	
Total stockholder's equity		$ 55,213
Less: Non-allowable assets		
Accounts receivable	(1,624)	
Note receivable from related party	(39,718)	
Property and equipment, net	(1,038)	
Total non-allowable assets		(42,380)
Net Capital		12,833
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 830	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 7,833
Aggregate indebtedness		$ 12,455
Ratio of aggregate indebtedness to net capital		0.97 : 1

There was a difference of $5,585 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2015 (See Note 12).

CONOVER SECURITIES CORPORATION

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of August 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Conover Securities Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended August 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Conover Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Conover Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Conover Securities Corporation stated that Conover Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Conover Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Conover Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
October 28, 2015

[illegible] Corbin Avenue, Suite [illegible], Northridge, California [illegible]
[illegible] 818.886.[illegible] [illegible] 818.886.[illegible] [illegible] www.[illegible].com
Los Angeles New York Oakland

WE FOCUS & CARE

CONOVER® SECURITIES

BELLEVUE
155 108th Avenue NE, Suite 725, Bellevue, WA 98004-5948
P.O. Box 90007, Bellevue, WA 98009-9007
425-455-1040 • 800-257-2560 • FAX 425-455-9322

Assertions Regarding Exemption Provisions

We, as members of management of Conover Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 to August 31, 2015.

Conover Securities Corporation

By:

Jon Tribbel - President
10/27/2015

Document I: No Exceptions to Meeting Exemption

Conover Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended August 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Conover Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2015, which were agreed to by Conover Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Conover Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Conover Securities Corporation's management is responsible for Conover Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended August 31, 2015, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended August 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Conover Securities Corporation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

[illegible] Corbin Avenue, Suite [illegible], Northridge, California [illegible]
[illegible]

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
October 28, 2015

Conover Securities Corporation
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended August 31, 2015

		Amount
Total assessment	$	1,121
SIPC-6 general assessment Payment made on March 27, 2015		(633)
Less prior overpayment applied		
SIPC-7 general assessment Payment made on October 26, 2015		(488)
Total assessment balance (overpayment carried forward)	$	-